Exhibit 12.1

Peregrine Pharmaceuticals, Inc.

Statement Regarding Computation of Ratios

	Fiscal Year Ended April 30,					Nine Months Ended January 31,
	2009	2010	2011	2012	2013	2014
	(in thousands)
Earnings:
Pretax loss from operations	$(16,524)	$(14,494)	$(34,151)	$(42,119)	$(29,780)	$(25,114)
Add: fixed charges	972	1,478	1,108	638	2,219	319
Total earnings available for fixed charges	$(15,552)	$(13,016)	$(33,043)	$(41,481)	$(27,561)	$(24,795)
Fixed Charges:
Interest expense	223	518	281	55	46	1
Amortization of discount on notes payable and debt issuance costs	185	430	235	33	–	–
Loss on extinguishment of debt	–	–	–	–	1,696	–
Interest component of rent expense (1)	564	530	592	550	477	318
Total Fixed Charges	$972	$1,478	$1,108	$638	$2,219	$319
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(16,524)	$(14,494)	$(34,151)	$(42,119)	$(29,780)	$(25,114)

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(1) Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.